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                                   EXHIBIT 4.1

Option Agreement between LanVision Systems, Inc. and
George E. Castrucci dated May 15, 1996

May 15, 1996

Mr. George E. Castrucci
8355 Old Stable Road
Cincinnati, Ohio  45243

Dear Mr. Castrucci:

As authorized by action of the Board of Directors of LanVision Systems, Inc. (the "Company") on April 23, 1996, you have been granted options to purchase up to 5,000 shares of the Company's common stock, $.01 par value, ("Common Stock") at the price of $14.50 per share. These options have been granted to you as further inducement for you to accept a position on the Board of Directors and the Audit Committee and Compensation Committee and to remain a non-employee director of the Company.

The options so awarded to you become exercisable only upon vesting, and vest as follows:

         2,500 shares on April 23, 1997

         2,500 shares on April 23, 1998

You may exercise your vested options from time to time so long as your exercise complies with the following conditions:

1. You may exercise your options in whole or in part, to the extent such options have vested, so long as each partial exercise of the options amounts to a purchase by you of at least one whole share of Common Stock.

2. All options granted hereunder terminate and you may not exercise such options, in whole or in part, after April 23, 2006.

To exercise your options to purchase shares, you must deliver to the Company written notice of exercise containing such written representations and agreements as the Company may require, together with payment in full in cash or by check for the shares you elect to purchase and for the



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required tax withholding. No certificate for shares shall be issued until full payment and the required tax withholding have been made to the Company; provided, however, that the Company shall not be required to issue or deliver any certificate prior to the admission of such shares to listing on any stock exchange or securities market on which such stock may at that time be listed, nor shall issue or delivery be required prior to registration, if necessary under the securities law of the United States and any applicable state.

The Company is under no obligation to you to register such shares nor to comply for your benefit with any exemption from registration so that you may sell or otherwise transfer the shares. If the shares are issued to you without having been registered, a legend will be placed on the certificate, stop-transfer instructions will be issued with respect to the shares, and you will have to hold them indefinitely unless they are subsequently registered or an exemption for registration is available. If such an exemption is afforded to you pursuant to Rule 144 promulgated under the Securities Act of 1933, sales thereunder may be made only in limited amounts upon the expiration of the applicable holding period (minimum of two years) and otherwise in accordance with the terms and conditions of that Rule.

If you cease to be a non-employee director of the Company or any subsidiary, parent, or assuming corporation for any reason other than by death, all unexercised rights under these options shall expire automatically as of the date of termination of the directorship. If termination of the directorship is by reason of death, all unexercised rights under these options shall be exercisable for a period of not in excess of one year thereafter (but not exceeding the expiration date referenced in the third paragraph of this letter) by the person or persons to whom the same is transferred by will or by laws of descent and distribution, to the same extent that you could have exercised such option at the time of your death. During your life, these options shall be exercisable only by you and shall not be transferable or assignable other than by your will or by the laws of descent and distribution as specified above. Any other attempted transfer or assignment will terminate these options.

In the event of a stock dividend, recapitalization, reclassification, split, or a combination of shares of the Company, appropriate adjustment shall be made by the Board of Directors of the Company, in the number, kind, and/or option price of the shares covered by these options to the end that your proportionate interest shall be maintained as before the occurrence of such event. In the event of a merger or consolidation of the Company or other similar corporate changes, provisions may be made by the Board of Directors of the Company for the assumption or substitution of these options.



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These options may be modified, extended, or renewed by the Company with your consent.

Sincerely,

LanVision Systems, Inc.

/s/ J. Brian Patsy

J. Brian Patsy
President

If these options to purchase shares as contained in the foregoing paragraphs are satisfactory to you, please indicate your acceptance by signing below. Your acceptance of these options does not constitute an exercise of your options. To exercise your options to purchase shares, you must comply with the requirements set forth above.

Accepted:       /s/ George E. Castrucci      Date:   May 15, 1996
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